On July 23, 2001, the fund issued 3,884,957 common shares and 200 preferred shares to the shareholders of Putnam
Investment Grade Municipal Trust III to acquire that funds net assets in a tax-free exchange approved by the shareholders. The net assets of the fund and Putnam
Investment Grade Municipal Trust III on July 20, 2001, valuation date, were $242,115,577 and $62,097,277 (which includes $10,000,000 of remarketed preferred shares), respectively. On July 20, 2001, Putnam Investment Grade
Municipal Trust III had a net investment loss of $360, 041, an accumulated net realized loss of $4,617,160 and unrealized appreciation of $1,260,917. The aggregate net assets of the fund immediately following the acquisition were $304,212,854.